[Letterhead of Chunghwa Telecom Co., Ltd.]

September 7, 2006

Mr. Larry Spirgel

Assistant Director, Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chunghwa Telecom Co., Ltd. Form 20-F for year ended December 31, 2005 Filed May 26, 2006 File No. 1-31731

Dear Mr. Spirgel

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 24, 2006 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”) of Chunghwa Telecom Co., Ltd. (“CHT”).

For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. Our responses to the comments are as follows.

Form 20-F for the year ended December 31, 2005

Pension Costs, Page F-12 and Note 16 Pension Plan, page F-20

1.	Tell us how you applied the guidance in SFAS 88 or other authoritative accounting literature in determining the appropriate accounting treatment for the settlement of the obligations of Plan A and Plan B upon privatization. It is unclear why you have accounted for the termination of the plans and settlement of the pension obligations as a capital contribution from the MOTC. Also clarify why you disclose at page F-12 that the MOTC settled related pension obligations on the privatization date. The disclosure at page F-22 suggests that all pension obligations, including service clearance payments, lump sum payments under civil service plan, additional separation payments and other related obligations will be paid from the plan assets. We also note that Chunghwa will administer the distributions to employees. The remaining plan assets, after these payments, will be transferred to the Fund for Privatization of Government-owner Enterprises.

Accounting Treatment for the Settlement of the Pension Obligations

Prior to August 2000, CHT was wholly owned by the MOTC. In connection with a privatization plan, the MOTC’s ownership percentage in CHT had been reduced over time through a series of domestic and international public offerings. As of August 11, 2005, the MOTC held 64.84% of CHT and was in effect the parent entity of CHT and controlled CHT. The privatization transaction in August 2005 was effected through the decrease in MOTC’s ownership of CHT below 50%. In connection with the privatization and in accordance with the Republic of China (“ROC”) law, the MOTC was required to assume responsibility for settling both Plan A and Plan B pension obligations.

CHT, as a subsidiary of MOTC at the time of privatization, viewed the settlement as a transaction between a parent and subsidiary. In determining the appropriate accounting treatment for the settlement of the pension obligations, CHT considered the accounting guidance in AICPA Interpretation 39 to APB 16, Business Combinations, and FASB Implementation Guide, SFAS 88 Q&A 40. Even though FASB Statement No. 141, Business Combinations, superseded APB 16, the concept of transfers and exchanges between companies under common control has been carried forward without reconsideration from AICPA Interpretation 39 to APB 16, which states the following:

Interpretation 39. Transfers and Exchanges Between Companies Under Common Control

Question — Paragraph 5 of APB Opinion No. 16 states the Opinion does not apply to a transfer of net assets or to an exchange of shares between companies under common control. What are some examples of the types of transactions excluded from the Opinion by this provision and what accounting should be applied?

Interpretation — In general, paragraph 5 excludes transfers and exchanges that do not involve outsiders. For example, a parent company may transfer the net assets of a wholly owned subsidiary into the parent company and liquidate the subsidiary, which is a change in legal organization but not a change in the entity. Likewise, a parent may transfer its interest in several partially owned subsidiaries to a new wholly owned subsidiary, which is again a change in legal organization but not in the entity. Also, a parent may exchange its ownership or the net assets of a wholly owned subsidiary for additional shares issued by the parent’s partially owned subsidiary, thereby increasing the parent’s percentage of ownership in the partially owned subsidiary but leaving all of the existing minority interest outstanding.

None of the above transfers or exchanges is covered by APB Opinion No. 16. The assets and liabilities so transferred would be accounted for at historical cost in a manner similar to that in pooling of interests accounting.

In addition, CHT also considered the following accounting guidance:

FASB Implementation Guide, SFAS 88 Q&A 40,

40. Q—If an employer incorporates a division of its operations and subsequently spins it off to owners of the enterprise and also transfers to the new entity’s pension plan either (a) a pension benefit obligation related to the employees transferred as part of the spinoff or (b) plan assets, how should the employer and the new entity account for the transaction?

A—Opinion 29 does not permit gain or loss recognition for the spinoff of nonmonetary assets to owners of an enterprise. That prohibition also should apply to pension-related assets or obligations transferred in a spinoff. The (a) remaining unrecognized net asset or net obligation at transition and (b) unrecognized net gain or loss subsequent to transition should be allocated to each pension plan in proportion to the projected benefit obligations of the two pension plans. Unrecognized prior service cost should be allocated to the pension plans based on the applicable individuals included in the employee groups covered. (The accounting treatment for a spinoff that involves a division of a pension plan should be similar to that for a spinoff involving a pension plan that was previously part of a larger pension plan.)

CHT believes that this guidance would apply by analogy to a situation whereby the parent, in this case the MOTC, retained responsibility for the separate pension plan of a business as part of a transaction when the parent no longer controls the subsidiary. As from the date of privatization, MOTC’s holding was reduced below 50.1% such that it no longer held a majority of the voting rights in CHT and CHT was no longer controlled by MOTC. Transfer of pension-related assets and obligations to the parent is a transfer to owners, and would therefore be accounted for as described in FASB Implementation Guide SFAS 88 Q&A 40. This guidance is consistent with the guidance contained in Interpretation 39 of APB 16 discussed above.

Consequently CHT determined that the assumption of the liability by the MOTC should give rise to neither a gain nor loss and was therefore treated as a capital contribution to CHT.

Settlement of the Pension Obligations on the Privatization Date

CHT respectfully advises the Staff that in accordance with ROC law, the settlement of the pension obligations occurred on the privatization date. The disclosure in Note 2, Pension Costs, 3rd paragraph on page F-12, explains CHT’s accounting treatment for the pension settlement as part of CHT’s significant accounting policies.

CHT supplementally advises the Staff that the settlement of the pension obligations was paid from plan assets. Certain employees elected to receive all of their pension benefits including service clearance payments, lump sum payments under civil service plans, additional separation payment and other related obligations in a lump sum distribution from plan assets on the privatization date, August 12, 2005. Certain employees elected to receive these benefits over time. In order to facilitate the distribution of the plan assets to these employees, the MOTC requested CHT to administer this process on its behalf acting as the MOTC’s agent merely in an administrative capacity with no rights or duties received or owed for a six-month transition period. After paying all pension obligations on behalf of the MOTC, the remaining plan assets were transferred to the Statute Governing Privatization of State-Owned Enterprises (the “Privatization Fund”), a fund established by the ROC government. This transfer took place in March 2006 but since CHT was merely acting as the agent for MOTC any remaining plan assets at December 31, 2005 were not reflected as an asset in the balance sheet of CHT.

In response to the Staff’s comment, in future filings CHT will clarify the disclosures related to the settlement of the pension obligation on the privatization date and the related accounting treatment.

* * *

In connection with responding to the Staff’s comments, CHT acknowledges that:

•	CHT is responsible for the adequacy and accuracy of the disclosure in its filings required under the Securities Exchange Act of 1934;

•	Staff comments or any changes to disclosure made in response to comments do not foreclose the Commission from taking any action with respect to its filings; and

•	CHT may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We would appreciate if any future correspondence in connection with your review of the Form 20-F and our future filings could be distributed to us via email at u601@cht.com.tw and facsimile at 886-2-2321-4214 to the attention of Mr. Cheng-Kann Wu. Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at 886-2-2344-3650.

Sincerely,

/s/ Tan Ho Chen
Tan Ho Chen
Chairman & Chief Executive Officer